GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2004 SEP 30 A 10: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
Co. Reg. No. 196300316Z

Our Ref: GCSS-EL/1760/04/LTR

04045189

27 September 2004

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 21 September 2004 (*Notification on Associated Company – Tenantworld Pte Ltd*) ; and
- 27 September 2004 (*Divestment of interest in Amarin Plaza Public Company Limited by associated company*);

Yours faithfully,

PROCESSED
SEP 30 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notification on Associated Company – Tenantworld Pte Ltd

The Board of Directors of City Developments Limited (the "Company") wishes to announce that Tenantworld Pte Ltd. a 25% associated company of eMpire Investments Limited, which is in turn a wholly-owned subsidiary of the Company, has been liquidated with effect from 5 September 2004. The remaining 75% shareholding interest was held in equal proportion by KepLandeHub Limited, pFission Investment Private Limited and Interpex Services Pte Ltd.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 21/09/2004 to the SGX

MASNET No. 2 OF 27.09.2004
Announcement No. 2

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Divestment of interest in Amarin Plaza Public Company Limited by associated company

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that WREP Thailand Holdings ("WREP Thailand"), a 50% associated company of its wholly-owned subsidiary City Condominiums Pte Ltd, entered into a share sale and purchase agreement on 24 September 2004 to divest WREP Thailand's entire 533,444,334 preferred shares and 5,016,546 ordinary shares in Amarin Plaza Public Company Limited ("Amarin"), constituting 37.06% of the aggregate ordinary and preferred share capital of Amarin, a company whose ordinary shares are listed on the Stock Exchange of Thailand.

The sale consideration for WREP Thailand's entire equity stake in Amarin of US$51,237,041.00 was paid fully in cash and was arrived at on a willing buyer willing seller basis. The market value of WREP Thailand's total equity stake in Amarin (taking into account the conversion of the preference shares into ordinary shares on disposal) based on the closing price of the shares of Amarin on the Stock Exchange of Thailand on 24 September 2004 was approximately US$32,244,724.00.

None of the Directors of CDL have any interests, direct or indirect, in the said divestment. The Directors are also not aware of any controlling shareholders of CDL having any interest, direct or indirect, in the said divestment and the Company has not received any notification of any interest therein from any controlling shareholder.

By Order of the Board
CITY DEVELOPMENTS LIMITED

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 27/09/2004 to the SGX